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                                                                    EXHIBIT 4.4


                                    EXHIBIT A


         The 1993 Director Stock Option Plan (the "Director Plan") is amended effective as of April 23, 1996, as follows:

         Section 3 of the Director Plan is amended to read in its entirety as follows:

         Stock Subject to the Plan. Subject to the provisions of Section 10 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 30,000 Shares(1) (the "Pool") of Common Stock. The Shares may be authorized but unissued, or reacquired Common Stock.

         If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan.



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       (1)   Includes an increase of 10,000 Shares on April 23, 1996.